UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*

(Amendment No. 1)*

China Customer Relations Centers, Inc.

(Name of Issuer)

Common Shares, par value US$0.001 per share

(Title of Class of Securities)

G2118P102

(CUSIP Number)

Zhili Wang 1366 Zhongtianmen Dajie Xinghuo Science and Technology Park Taian 271000 People’s Republic of China	Debao Wang 1366 Zhongtianmen Dajie Xinghuo Science and Technology Park Taian 271000 People’s Republic of China

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**This CUSIP number applies to the Issuer’s Common Shares, par value US$0.001 per share, of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2118P102

1	NAME OF REPORTING PERSONS Zhili Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 3,958,763
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 3,958,763
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,958,763
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.598% *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Based on 18,329,600 Common Shares outstanding as of March 12, 2021 as set forth in the Merger Agreement (as defined below).

CUSIP No. G2118P102

1	NAME OF REPORTING PERSONS Debao Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 1,069,936
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 1,069,936
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,069,936
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.837% *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Based on 18,329,600 Common Shares outstanding as of March 12, 2021 as set forth in the Merger Agreement (as defined below).

CUSIP No. G2118P102

1	NAME OF REPORTING PERSONS Guoan Xu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 122,400
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 122,400
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 122,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.668% *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Based on 18,329,600 Common Shares outstanding as of March 12, 2021 as set forth in the Merger Agreement (as define below).

CUSIP No. G2118P102

1	NAME OF REPORTING PERSONS Qingmao Zhang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 1,174,000
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 1,174,000
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,174,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.405% *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Based on 18,329,600 Common Shares outstanding as of March 12, 2021 as set forth in the Merger Agreement (as defined below).

CUSIP No. G2118P102

1	NAME OF REPORTING PERSONS Long Lin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 755,157 *
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 755,157 *
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 755,157 *
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.120% **
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Consists of 755,157 Common Shares held by Wilstein Limited, an international business company incorporated in the Republic of Seychelles beneficially owned by Long Lin.
**	Based on 18,329,600 Common Shares outstanding as of March 12, 2021 as set forth in the Merger Agreement (as defined below).

CUSIP No. G2118P102

1	NAME OF REPORTING PERSONS Wilstein Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Seychelles

Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 755,157 *
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 755,157 *
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 755,157 *
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.120% **
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Consists of 755,157 Common Shares held by Wilstein Limited. Wilstein Limited is wholly-owned by Long Lin.
**	Based on 18,329,600 Common Shares outstanding as of March 12, 2021 as set forth in the Merger Agreement (as defined below).

CUSIP No. G2118P102

1	NAME OF REPORTING PERSONS Jishan Sun
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 889,240 *
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 889,240 *
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 889,240 *
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.851% **
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Consists of (i) 764,240 Common Shares held by Telecare Global Services Limited, a British Virgin Islands business company beneficially owned by Jishan Sun, and (ii) 125,000 Common Shares directly held by Jishan Sun.
**	Based on 18,329,600 Common Shares outstanding as of March 12, 2021 as set forth in the Merger Agreement (as defined below).

CUSIP No. G2118P102

1	NAME OF REPORTING PERSONS Telecare Global Services Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 764,240 *
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 764,240 *
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 764,240 *
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.169% **
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Consists of 764,240 Common Shares held by Telecare Global Services Limited. Telecare Global Services Limited is wholly-owned by Jishan Sun.

**	Based on 18,329,600 Common Shares outstanding as of March 12, 2021 as set forth in the Merger Agreement (as defined below).

CUSIP No. G2118P102

1	NAME OF REPORTING PERSONS Yipeng Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 764,240 *
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 764,240 *
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 764,240 *
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.169% **
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Consists of 764,240 Common Shares held by Harford Equity Limited, an international business company incorporated in the Republic of Seychelles beneficially owned by Yipeng Wang.
**	Based on 18,329,600 Common Shares outstanding as of March 12, 2021 as set forth in the Merger Agreement (as defined below).

CUSIP No. G2118P102

1	NAME OF REPORTING PERSONS Harford Equity Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Seychelles

Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 764,240 *
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 764,240 *
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 764,240 *
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.169% **
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Consists of 764,240 Common Shares held by Harford Equity Limited. Harford Equity Limited is wholly-owned by Yipeng Wang.
**	Based on 18,329,600 Common Shares outstanding as of March 12, 2021 as set forth in the Merger Agreement (as defined below).

CUSIP No. G2118P102

1	NAME OF REPORTING PERSONS Ruixiu Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 764,240 *
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 764,240 *
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 764,240 *
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.169% **
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Consists of 764,240 Common Shares held by Sainsberry Limited, an international business company incorporated in the Republic of Seychelles beneficially owned by Ruixiu Wang.
**	Based on 18,329,600 Common Shares outstanding as of March 12, 2021 as set forth in the Merger Agreement (as defined below).

CUSIP No. G2118P102

1	NAME OF REPORTING PERSONS Sainsberry Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Seychelles

Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 764,240 *
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 764,240 *
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 764,240 *
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.169% **
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Consists of 764,240 Common Shares held by Sainsberry Limited. Sainsberry Limited is wholly-owned by Ruixiu Wang.
**	Based on 18,329,600 Common Shares outstanding as of March 12, 2021 as set forth in the Merger Agreement (as defined below).

CUSIP No. G2118P102

1	NAME OF REPORTING PERSONS Qiaolin Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 684,200
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 684,200
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 684,200
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.733% *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Based on 18,329,600 Common Shares outstanding as of March 12, 2021 as set forth in the Merger Agreement (as defined below).

CUSIP No. G2118P102

1	NAME OF REPORTING PERSONS Yan Lyu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 444,229
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 444,229
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 444,229
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.424% *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Based on 18,329,600 Common Shares outstanding as of March 12, 2021 as set forth in the Merger Agreement (as defined below).

CUSIP No. G2118P102

1	NAME OF REPORTING PERSONS Xianghui Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 366,835
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 366,835
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 366,835
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.001% *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Based on 18,329,600 Common Shares outstanding as of March 12, 2021 as set forth in the Merger Agreement (as defined below).

CUSIP No. G2118P102

1	NAME OF REPORTING PERSONS Ning Zou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 253,110 *
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 253,110 *
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 253,110 *
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.381% **
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Consists of 253,110 Common Shares held by Singeton Management Limited, a limited company incorporated in Hong Kong beneficially owned by Ning Zou.
**	Based on 18,329,600 Common Shares outstanding as of March 12, 2021 as set forth in the Merger Agreement (as defined below).

CUSIP No. G2118P102

1	NAME OF REPORTING PERSONS Singeton Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 253,110 *
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 253,110*
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 253,110*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.381% **
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Consists of 253,110 Common Shares held by Singeton Management Limited. Singeton Management Limited is wholly-owned by Ning Zou.
**	Based on 18,329,600 Common Shares outstanding as of March 12, 2021 as set forth in the Merger Agreement (as defined below).

CUSIP No. G2118P102

1	NAME OF REPORTING PERSONS Liping Gao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 495,934
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 495,934
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 495,934
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.706% *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Based on 18,329,600 Common Shares outstanding as of March 12, 2021 as set forth in the Merger Agreement (as defined below).

CUSIP No. G2118P102

1	NAME OF REPORTING PERSONS Yuxiang Qi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 701,468
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 701,468
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 701,468
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.827% *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Based on 18,329,600 Common Shares outstanding as of March 12, 2021 as set forth in the Merger Agreement (as defined below).

CUSIP No. G2118P102

1	NAME OF REPORTING PERSONS Yanli Xu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 581,604
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 581,604
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 581,604
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.173% *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Based on 18,329,600 Common Shares outstanding as of March 12, 2021 as set forth in the Merger Agreement (as defined below).

This Amendment No. 1 (this “Amendment”) is filed to amend and supplement the Statement on Schedule 13D jointly filed by Zhili Wang, Qingmao Zhang and Debao Wang, with the Securities and Exchange Commission (the “SEC”) on December 7, 2020 (the “Original Schedule 13D”), relating to the common shares, par value US$0.001 per share, of China Customer Relations Centers, Inc. (“Common Shares”), a company organized under the laws of the British Virgin Islands (the “Issuer”).

Item 2. Identify and Background.

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

Zhili Wang, Debao Wang, Guoan Xu, Qingmao Zhang, Long Lin, Wilstein Limited, Jishan Sun, Telecare Global Services Limited, Yipeng Wang, Harford Equity Limited, Ruixiu Wang, Sainsberry Limited, Qiaolin Wang, Yan Lyu, Xianghui Li, Ning Zou, Singeton Management Limited, Liping Gao, Yuxiang Qi, Yanli Xu are collectively referred to herein as “Reporting Persons,” and each, a “Reporting Person.”

(a)—(c), (f) This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Schedule 13D.

The agreement between the Reporting Persons relating to the joint filing is attached hereto as Exhibit 99.1. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person, except as otherwise provided in Rule 13d-1(k).

Zhili Wang is the Chairman of the Board of Directors and Chief Executive Officer of the Issuer. Zhili Wang is a citizen of the People’s Republic of China. The principal business address of Zhili Wang is at 1366 Zhongtianmen Dajie, Xinghuo Science and Technology Park, High-tech Zone, Taian City, Shandong Province, People’s Republic of China.

Debao Wang is a Director and Chief Financial Officer of the Issuer. Debao Wang is a citizen of the People’s Republic of China. The principal business address of Debao Wang is at 1366 Zhongtianmen Dajie, Xinghuo Science and Technology Park, High-tech Zone, Taian City, Shandong Province, People’s Republic of China.

Guoan Xu is a Director and Vice President of the Issuer. Guoan Xu is a citizen of the People’s Republic of China. The principal business address of Guoan Xu is at 1366 Zhongtianmen Dajie, Xinghuo Science and Technology Park, High-tech Zone, Taian City, Shandong Province, People’s Republic of China.

Qingmao Zhang is the Chairman of Shandong Yuanlian Information Technology Co., Ltd.. Qingmao Zhang is a citizen of the People’s Republic of China. The principal business address of Qingmao Zhang is at No. 502, Unit 2, Building 3, Zhonglian, Section 2, East Area of Huanshan Community, Lixia District, Jinan City, Shandong Province, People’s Republic of China.

Long Lin is a self-employed businessman and a citizen of the People’s Republic of China. The principal business address of Long Lin is at No. 503, Unit 3, Building 8, Youdian Xincun, Shizhong District, Jinan City, Shandong Province, People’s Republic of China.

Wilstein Limited is an international business company incorporated under the laws of Seychelles. Wilstein Limited is wholly owned and controlled by Long Lin. The principal business of Wilstein Limited is that of an investment holding company. The principal business address of Wilstein Limited is at the offices of Vistra (Seychelles) Limited, Vistra Corporate Services Centre, Suite 23, 1st Floor, Eden Plaza, Eden Island, Mahé, Republic of Seychelles.

Jishan Sun is a self-employed businessman and a citizen of the People’s Republic of China. The principal business address of Jishan Sun is at Room 201, Unit 1, Building A11, No. 1373, Aolan Road, Jimo City, Shandong Province, People’s Republic of China.

Telecare Global Services Limited is a business company incorporated under the laws of the British Virgin Islands. Telecare Global Services Limited is wholly owned and controlled by Jishan Sun. The principal business of Telecare Global Services Limited is that of an investment holding company. The principal business address of Telecare Global Services Limited is at Morgan & Morgan Building, P.O. Box 958, Pasea Estate, Road Town, Tortola, British Virgin Islands.

Yipeng Wang is a self-employed businessman and a citizen of the People’s Republic of China. The principal business address of Yipeng Wang is at No.1 Row 15, Nanmei Village, Meicun Town, Fangzi District, Weifang City, Shandong Province, People’s Republic of China.

Harford Equity Limited is an international business company incorporated under the laws of Seychelles. Harford Equity Limited is wholly owned and controlled by Yipeng Wang. The principal business of Harford Equity Limited is that of an investment holding company. The principal business address of Harford Equity Limited is at the offices of Vistra (Seychelles) Limited, Vistra Corporate Services Centre, Suite 23, 1st Floor, Eden Plaza, Eden Island, Mahé, Republic of Seychelles.

Ruixiu Wang is a self-employed businessman and a citizen of the People’s Republic of China. The principal business address of Ruixiu Wang is at No.3 Row 15, Nanmei Village, Meicun Town, Fangzi District, Weifang City, Shandong Province, People’s Republic of China.

Sainsberry Limited is a company incorporated under the laws of Seychelles. Sainsberry Limited is wholly owned and controlled by Ruixiu Wang. The principal business of Sainsberry Limited is that of an investment holding company. The principal business address of Sainsberry Limited is at the offices of Vistra (Seychelles) Limited, Vistra Corporate Services Centre, Suite 23, 1st Floor, Eden Plaza, Eden Island, Mahé, Republic of Seychelles.

Qiaolin Wang is a self-employed businessman and a citizen of the People’s Republic of China. The principal business address of Ruixiu Wang is at No. 301, Unit 2, Building 2, Zhonglian, Section 2, East Area of Huanshan Community, Lixia District, Jinan City, Shandong Province, People’s Republic of China.

Yan Lyu is a self-employed businesswoman and a citizen of the People’s Republic of China. The principal business address of Yan Lyu is at 6-3-102 Yinchen Community, Feiyue Dadao, Lichen District, Jinan City, Shandong Province, People’s Republic of China.

Xianghui Li is a self-employed businessman and a citizen of the People’s Republic of China. The principal business address of Xianghui Li is No.344 Xiangzhaozhuang Town, Xiajin County, Dezhou City, Shandong Province, People’s Republic of China.

Ning Zou is a self-employed businesswoman and a citizen of the People’s Republic of China. The principal business address of Ning Zou is at D-910, Wego Plaza, Weihai City, Shandong Province, People’s Republic of China.

Singeton Management Limited is a business company incorporated under the laws of Hong Kong. Singeton Management Limited is wholly owned and controlled by Ning Zou. The principal business of Singeton Management Limited is that of an investment holding company. The principal business address of Singeton Management Limited is at Flat/RM A 12/F, Kiu Fu Commercial Building, 300 Lockhart Road, Wanchai, Hong Kong.

Liping Gao is a self-employed businessman and a citizen of the People’s Republic of China. The principal business address of Liping Gao is at Gate 1 No.242 Diyingzi Tun, Xingshugang Village, Hong Guang District, Daqing City, Heilongjiang Province, People’s Republic of China.

Yuxiang Qi is a self-employed businesswoman and a citizen of the People’s Republic of China. The principal business address of Yuxiang Qi is at Room 2702, Building 3, Huamao Center, No. 89 Jianguo Road, Chaoyang District, Beijing, People’s Republic of China.

Yanli Xu is a self-employed businesswoman and a citizen of the People’s Republic of China. The principal business address of Yanli Xu is at Room 2606, Building 7, Huamao Center, No. 89 Jianguo Road, Chaoyang District, Beijing, People’s Republic of China.

(d) — (e) During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

Pursuant to an agreement and plan of merger, dated as of March 12, 2021 (the “Merger Agreement”), among the Issuer, Taiying Group Ltd., a business company with limited liability incorporated under the Laws of the British Virgin Islands (“Parent”), and Taiying International Inc., a business company with limited liability incorporated under the Laws of the British Virgin Islands and a wholly owned subsidiary of Parent (“Merger Sub”), subject to the terms and conditions thereof, Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving company (the “Surviving Company”) and becoming a wholly owned subsidiary of Parent. The descriptions of the Merger and the Merger Agreement set forth in Item 4 below are incorporated by reference in their entirety into this Item 3. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 99.4, and which is incorporated herein by reference in its entirety.

It is anticipated that, at a price of US$6.50 in cash per Common Share, approximately US$34.5 million will be expended in acquiring all outstanding shares Common Shares not currently owned by the Reporting Persons as described in Item 4 below. Pursuant to the Debt Commitment Letter (as defined below), the Merger will be financed with debt financing from the Financing Bank (as defined below).

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

Termination Agreement

On March 11, 2021, Zhili Wang, TAISHANBPO1 Holdings Limited, Debao Wang, TAISHANBPO2 Holdings Limited, Guoan Xu, TAISHANBPO3 Holdings Limited, Qingmao Zhang, TAISHANBPO4 Holdings Limited, Long Lin, TAISHANBPO5 Holdings Limited, Jishan Sun, and TAISHANBPO6 Holdings Limited (all of the foregoing collectively, the “Original Consortium Members”) entered into a termination agreement (“Termination Agreement”), pursuant to which, as of the date of the Termination Agreement, the Original Consortium Members have terminated the consortium agreement dated of November 27, 2020.

Consortium Agreement

On March 11, 2021, Yipeng Wang, Ruixiu Wang, Qiaolin Wang, Yan Lyu, Xianghui Li, Ning Zou, Liping Gao, Yuxiang Qi, Yanli Xu and the Original Consortium Members (all of the foregoing collectively, the “New Consortium Members”) entered into a new consortium agreement (the “Consortium Agreement”) in order to establish certain terms and conditions that will govern the actions of Parent and Merger Sub and the relationship among the New Consortium Members with respect to, among other things, the Merger. The Consortium Agreement also requires that, for a period beginning on the signing date of the Consortium Agreement and ending on the earlier of (i) the 9-month anniversary of such date, and (ii) the termination of the Consortium Agreement pursuant to the terms thereof, the New Consortium Members work exclusively with each other with respect to the Merger.

Merger Agreement

On March 12, 2021, the Issuer announced in a press release that it had entered into the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub will merger with and into the Issuer, with the Issuer continuing as the Surviving Company. Under the terms of the Merger Agreement, (a) each Common Share issued and outstanding immediately prior to the effective time of the Merger will be cancelled in consideration for the right to receive US$6.50 per Common Share in cash, without interest, except for (i) Common Shares owned by Parent, Merger Sub or the Issuer (as treasury shares, if any) or any of their respective subsidiaries immediately prior to the effective time of Merger; (ii) any Common Shares reserved (but not yet allocated) by the Issuer for settlement upon exercise or vesting of any Issuer’s share awards immediately prior to the effective time of Merger, (iii) Common Shares (the “Dissenting Shares”) owned by holders of Common Shares who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 179 of the BVI Companies Act, and (iii) Common Shares (the “Rollover Securities”) held by Rollover Securityholders (as defined below).

Following the consummation of the Merger, the Issuer will become a wholly-owned subsidiary of Parent. In addition, if the Merger is consummated, the Common Shares would be delisted from the Nasdaq Capital Market, the Issuer’s obligations to file periodic report under the Exchange Act would be terminated, and the Issuer will be privately held by the members of the consortium.

Rollover and Support Agreement

Concurrently with the execution of the Merger Agreement, Zhili Wang, Debao Wang, Guoan Xu, Qingmao Zhang, Long Lin, Wilstein Limited, Jishan Sun, Telecare Global Services Limited, Yipeng Wang, Harford Equity Limited, Ruixiu Wang, Sainsberry Limited, Qiaolin Wang, Yan Lyu, Xianghui Li, Ning Zou, Singeton Management Limited, Liping Gao, Yuxiang Qi and Yanli Xu (collectively, the “Rollover Securityholders”) entered into a rollover and support agreement (the “Rollover and Support Agreement”) with Parent, pursuant to which each of the Rollover Securityholders agreed that, in connection with the consummation of the transactions contemplated by the Merger Agreement, he, she or it agrees to the cancellation of a certain number of Common Shares beneficially owned by such Rollover Securityholder (the “Rollover Securities”) for no consideration at the effective time of the Merger and to subscribe, or cause a party designated by him, her or it to subscribe, for a corresponding number of newly issued ordinary shares of Parent in accordance with the terms of the Rollover and Support Agreement. The Rollover Agreement will terminate immediately upon the valid termination of the Merger Agreement.

Debt Commitment Letter

On March 11, 2021, China Merchants Bank Co., Ltd. (the “Financing Bank”) issued a debt commitment letter (the “Debt Commitment Letter”), which was accepted and agreed to by Parent, pursuant to which the Financing Bank agreed to arrange and underwrite debt financing in an aggregate amount of up to US$42,000,000 to fund the transactions contemplated by the Merger Agreement, subject to various customary terms and conditions contained in the Debt Commitment Letter.

Limited Guarantee

Concurrently with the execution of the Merger Agreement, Zhili Wang, Debao Wang, Guoan Xu, Qingmao Zhang, Long Lin and Jishan Sun (collectively, the“Guarantors” and each, a “Guarantor”) entered a limited guarantee (the “Limited Guarantee”) in favor of the Issuer whereby the Guarantors agreed to irrevocably and unconditionally guarantee Parent’s obligation to pay the Issuer the Parent Termination Fee that may become payable to the Issuer by Parent under certain circumstances and certain costs and expenses, as set forth in the Merger Agreement.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Termination Agreement, the Consortium Agreement, the Merger Agreement, the Rollover and Support Agreement, the Debt Commitment Letter, and the Limited Guarantee, copies of which are filed as Exhibit 99.2 through Exhibit 99.7, respectively, and which are incorporated herein by reference in their entirety.

Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)—(b) The responses of each Reporting Person to Rows (7) through (13) of the cover pages hereto are hereby incorporated by reference in this Item 5.

(c) The following table sets forth all transactions with respect to Common Shares effected in block trades during the past sixty (60) days by any of the Reporting Persons.

Name of Reporting Person	Date of Transaction	Buy/Sell	Amount of Common Shares	Price per Common Shares
Ning Zou [1]	02/10/2021	Sell	80,000	US$	4.00
Singeton Management Limited	02/10/2021	Buy	80,000	US$	4.00
Singeton Management Limited [2]	02/17/2021	Buy	129,810	US$	4.00
Liping Gao [3]	02/26/2021	Buy	71,500	US$	4.00
Liping Gao [4]	02/26/2021	Buy	340,800	US$	4.00
Yuxiang Qi [5]	02/10/2021	Buy	216,016	US$	4.00
Yuxiang Qi [6]	02/11/2021	Buy	163,421	US$	4.00
Yanli Xu [7]	02/16/2021	Buy	516,920	US$	4.00

Notes:

[1]	On February 10, 2021, Ning Zou sold an aggregate of 80,000 Common Shares in a block trade at a price of US$4.00 per share to Singeton Management Limited, a limited company incorporated in Hong Kong beneficially owned by Ning Zou.
[2]	On February 17, 2021, Singeton Management Limited bought an aggregate of 129,810 Common Shares in a block trade at a price of US$4.00 per share from Ning Zou’s husband, Dong Wang.
[3]	On February 26, 2021, Liping Gao bought an aggregate of 71,500 Common Shares in a block trade at a price of US$4.00 per share from his wife, Yan Shao.
[4]	On February 26, 2021, Liping Gao bought an aggregate of 340,800 Common Shares in a block trade at a price of US$4.00 per share from WIN Forex Limited, a company beneficially owned by his daughter, Gao Yang.
[5]	On February 10, 2021, Yuxiang Qi bought an aggregate of 216,016 Common Shares in a block trade at a price of US$4.00 per share from Wistron International Limited, a company beneficially owned by her daughter, Dandan Liu.
[6]	On February 11, 2021, Yuxiang Qi bought an aggregate of 163,421 Common Shares in a block trade at a price of US$4.00 per share from her daughter, Dandan Liu.
[7]	On February 16, 2021, Yanli Xu bought an aggregate of 516,920 Common Shares in a block trade at a price of US$4.00 per share from Tai Shan Investments Limited.

Except as disclosed in the table above and to the best knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transaction in the Common Shares during the past 60 days.

(d) Except as disclosed in this Schedule 13D, to the best knowledge of each of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by any of the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The information regarding the Termination Agreement, the Consortium Agreement, the Merger Agreement, the Rollover and Support Agreement, the Debt Commitment Letter and the Limited Guarantee under Item 4 above is hereby incorporated by reference into this Item 6 in its entirety.

Item 7. Material to be Filed as Exhibits.

EXHIBIT 99.1 – Joint Filing Agreement, dated March 12, 2021, by and among Reporting Persons (filed herewith).

EXHIBIT 99.2 –Termination Agreement, dated March 11, 2021 by and among Zhili Wang, TAISHANBPO1 Holdings Limited, Debao Wang, TAISHANBPO2 Holdings Limited, Guoan Xu, TAISHANBPO3 Holdings Limited, Qingmao Zhang, TAISHANBPO4 Holdings Limited, Long Lin, TAISHANBPO5 Holdings Limited, Jishan Sun and TAISHANBPO6 Holdings Limited.

EXHIBIT 99.3 – Consortium Agreement, dated March 11, 2021 by and among Zhili Wang, TAISHANBPO1 Holdings Limited, Debao Wang, TAISHANBPO2 Holdings Limited, Guoan Xu, TAISHANBPO3 Holdings Limited, Qingmao Zhang, TAISHANBPO4 Holdings Limited, Long Lin, TAISHANBPO5 Holdings Limited, Jishan Sun, TAISHANBPO6 Holdings Limited, Yipeng Wang, Ruixiu Wang, Qiaolin Wang, Yan Lyu, Xianghui Li, Ning Zou, Liping Gao, Yuxiang Qi and Yanli Xu.

EXHIBIT 99.4 – Agreement and Plan of Merger, dated March 12, 2021 by and among Taiying Group Ltd., Taiying International Inc. and China Customer Relations Centers, Inc. (incorporated by reference to Exhibit 99.2 to China Customer Relations Centers, Inc’s Report of Foreign Private Issuer filed on Form 6-K on March 12, 2021).

EXHIBIT 99.5 – Rollover and Support Agreement, dated March 12, 2021 by and among Zhili Wang, Debao Wang, Guoan Xu, Qingmao Zhang, Long Lin, Wilstein Limited, Jishan Sun, Telecare Global Services Limited, Yipeng Wang, Harford Equity Limited, Ruixiu Wang, Sainsberry Limited, Qiaolin Wang, Yan Lyu, Xianghui Li, Ning Zou, Singeton Management Limited, Liping Gao, Yuxiang Qi, Yanli Xu, and Taiying Group Ltd..

EXHIBIT 99.6 – Debt Commitment Letter issued by China Merchants Bank Co., Ltd., to Taiying Group Ltd., dated as of March 11, 2021.

EXHIBIT 99.7 – Limited Guarantee, dated March 12, 2021 by and among Zhili Wang, Debao Wang, Guoan Xu, Qingmao Zhang, Long Lin, Jishan Sun and China Customer Relations Centers, Inc.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

Date: March 12, 2021

Zhili Wang

/s/ Zhili Wang

Debao Wang

/s/ Debao Wang

Guoan Xu

/s/ Guoan Xu

Qingmao Zhang

/s/ Qingmao Zhang

Long Lin

/s/ Long Lin

Wilstein Limited

/s/ Long Lin
Name: Long Lin Title: Authorized Signatory

Jishan Sun

/s/ Jishan Sun

Telecare Global Services Limited

/s/ Jishan Sun
Name: Jishan Sun Title: Authorized Signatory

Yipeng Wang

/s/ Yipeng Wang

Harford Equity Limited

/s/ Yipeng Wang
Name: Yipeng Wang Title: Authorized Signatory

Ruixiu Wang

/s/ Ruixiu Wang

Sainsberry Limited

/s/ Ruixiu Wang
Name: Ruixiu Wang Title: Authorized Signatory

Qiaolin Wang

/s/ Qiaolin Wang

Yan Lyu

/s/ Yan Lyu

Xianghui Li

/s/ Xianghui Li

Ning Zou

/s/ Ning Zou

Singeton Management Limited

/s/ Ning Zou
Name: Ning Zou Title: Authorized Signatory

Liping Gao

/s/ Liping Gao

Yuxiang Qi

/s/ Yuxiang Qi

Yanli Xu

/s/ Yanli Xu